Exhibit 1.01

Evoqua Water Technologies Corp.
Conflict Minerals Report
For the Reporting Period from January 1, 2020 to December 31, 2020

Introduction

This Conflict Minerals Report of Evoqua Water Technologies Corp. (referred to herein as the “Company” or “EWT”) is filed as an exhibit to EWT’s Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 relating to conflict minerals (the “Rule”) for the reporting period from January 1, 2020 to December 31, 2020 (the “Reporting Period”). The term "conflict minerals" is defined in the Rule as cassiterite, columbite-tantalite (coltan), wolframite, and their derivatives, which are limited to tantalum, tin, tungsten, and gold (“conflict minerals” or “3TG”); or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo ("DRC") or any adjoining country that shares an internationally recognized border with the DRC, including Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. For the purpose of this report, such adjoining countries and the DRC are referred to as the “Covered Countries.” This report includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated, with the exception of Frontier Water Systems, LLC (“Frontier”).  The Company has excluded from this report all products manufactured by Frontier.  The Company acquired a 60% investment position in Frontier on October 1, 2019 and is delaying reporting with respect to products of Frontier in accordance with Rule 13p-1 and the instructions to Form SD.

Company Overview

Headquartered in Pittsburgh, Pennsylvania, EWT is a multi-national corporation with operations in the United States (“U.S.”), Canada, the United Kingdom (“UK”), the Netherlands, Germany, Australia, the People’s Republic of China, Singapore, the Republic of Korea and India.

EWT is organizationally structured into two reportable operating segments for the purpose of making operational decisions and assessing financial performance: (i) Integrated Solutions and Services and (ii) Applied Product Technologies. EWT provides a wide range of product brands and advanced water and wastewater treatment systems and technologies, as well as mobile and emergency water supply solutions and service contract options. Only some of EWT’s products fall in scope of the Rule, as they contain (or may contain) one or more of the 3TGs.

Scope

The scope of this report encompasses the entirety of EWT’s services and/or products, with the exception of Frontier.
Reasonable Country of Origin Inquiry

EWT’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products. EWT determined that 3TGs were necessary to the functionality and production of some of its products manufactured during the Reporting Period. Accordingly, EWT conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether such 3TGs may have originated in the Covered Countries and/or whether such 3TGs may have come from recycled or scrap sources.

Exhibit 1.01

EWT’s global supply chain and sourcing functions are complex. EWT itself does not purchase conflict minerals or make purchases directly from 3TG raw material providers. There are multiple tiers to EWT’s supply chain, and EWT does not have a direct relationship with any smelters and refiners. A number of suppliers, through multiple tiers of distribution, manufacture and supply the components and materials integrated into EWT’s products. As a result, EWT relies on its direct suppliers to provide information on the existence of, and the origin of, any 3TG contained in components and materials supplied to EWT, including the sources of any 3TG that are supplied from lower-tier suppliers.

In order to conduct the RCOI, EWT surveyed its direct suppliers using the Conflict Minerals Reporting Template (“CMRT”) v 6.01, a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”) that facilitates the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. The template also facilitates the identification of new smelters and refiners to potentially undergo an audit via the RMI’s Responsible Minerals Assurance Process (“RMAP”).

Most of the CMRTs received from these direct suppliers were made on a company or division-level basis, which did not allow EWT to identify which smelter or refiners listed by its suppliers processed the 3TGs contained in EWT products. No suppliers stated conclusively that they sourced conflict minerals from the Covered Countries. The remaining suppliers either failed to respond or are still conducting due diligence. EWT continues to follow up on outstanding survey requests to suppliers.

In addition to its RCOI, EWT undertook due diligence through its conflict minerals compliance program with respect to the source and chain of custody of conflict minerals in its products.

Conflict Minerals Compliance Program

The Company’s conflict minerals program is designed to conform, in all material respects, with the nationally recognized due diligence framework in The Organization for Economic Co-Operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold, tin, tantalum and tungsten (the “OECD Guidance”).

Management Systems for Conflict Minerals

The Company has a Global Ethics & Compliance team (“Compliance”) that manages the conflict minerals program, with the aid of regular and substantive input from subject matter experts in supply chain management, operations and legal, among others.

Compliance administers EWT’s Conflict Minerals Policy, which is publicly available at
https://www.evoqua.com/siteassets/documents/about-us/corporate-responsibility/conflict-minerals-communications.pdf. The content on, or accessible through, any web site referred to in this report is not incorporated by reference into this report.

Under the Conflict Minerals Policy, suppliers unresponsive or unable to provide the requested information about the source of any conflict minerals in their products or supply chain may be evaluated by the Global Supply Chain Management Department for potential reassessment of the supplier relationship.

Exhibit 1.01

Controls include Evoqua’s Code of Ethics and Business Conduct https://www.evoqua.com/siteassets/documents/about-us/corporate-responsibility/code-of-ethics-english.pdf, Code of Conduct for Evoqua Suppliers https://www.evoqua.com/siteassets/documents/about-us/code-of-conduct-for-evoqua-suppliers-us.pdf and supplier onboarding processes. Compliance administers E2Open (f/k/a AmberRoad), a third-party cloud-based database for screening all new suppliers against global sanctions and restricted parties lists, in addition to a quarterly screening of all active suppliers.

The Company has established a Compliance Helpline (“Helpline”) for reporting employee or supplier misconduct, violations of law or policy, or general concerns. The Helpline is available to all EWT employees globally at https://secure.ethicspoint.com/domain/media/en/gui/39394/index.html, and to EWT’s suppliers and the general public through EWT’s corporate website at https://www.evoqua.com/en/about-us/ethics-and-compliance/. Reporting persons have the option of anonymity, and reports are received and evaluated by Compliance, with input from relevant internal functions as needed.

Addressing Risk in the Supply Chain

As discussed above, due to EWT’s portfolio of complex products and services, and the fluid nature of the supply chain, EWT has limited ability to identify parties upstream from direct suppliers. OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over immediate suppliers. Accordingly, the Company has surveyed and is relying primarily on its “tier 1” direct suppliers to provide information required by the CMRT with respect to the origin of the conflict minerals contained in the components and materials supplied.

For the Reporting Period, Compliance reviewed the responses of returned surveys for completeness and followed up with the supplier as needed. This included a review of supplier responses against the list of smelters and refiners maintained by the RMI for validation. To date, no suppliers have stated conclusively that they have sourced conflict minerals from any of the Covered Countries. In cases where suppliers were nonresponsive to initial survey requests, Compliance has issued repeated communications to those suppliers to elicit responsive information. The receipt, review and analysis of supplier responses is ongoing.

EWT actively promotes the Compliance Helpline as a global resource for employees, suppliers and others to report suspected violations of law or policy, including human rights issues and responsible sourcing practices.

Risk Response Strategy

The Company’s ongoing risk response strategy is composed of four main parts:

•Education of relevant employees and suppliers on conflict minerals compliance. Providing relevant audiences a greater awareness of the risks and related mitigation efforts, including policy updates, enhanced onboarding of suppliers, and training.
•Refinement of supplier data enabling enhanced engagement. Throughout the survey process and beyond, cross-functional teams coordinate to improve the quality of data regarding supplier contact and product information, leading to better and more accurate survey responses.
•Integration into a company-wide Compliance Risk Assessment, conducted by Compliance, for a better understanding of the risks arising out of EWT’s supply chain for

Exhibit 1.01

products requiring conflict minerals relative to other business and regulatory risk categories.
•Measurement of data and publishing metrics. Closely tracking the number of surveys issued, categories of suppliers, response rates, follow up correspondence and revised submissions enables analysis of year-over-year performance to better assess risks and allocate appropriate resources.
Audits of Supply Chain Due Diligence
EWT does not have a direct relationship with smelters or refiners and does not perform or direct audits of smelters or refiners. As applicable, EWT has leveraged the due diligence conducted on smelters and refiners through the RMIs RMAP. The RMAP uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

Public Reporting

EWT’s Form SD and this Conflict Minerals Report attached as Exhibit 1.01 for the year ended December 31, 2020 are being filed with the Securities and Exchange Commission and will be publicly available on the Company’s website at https://aqua.evoqua.com/financials/sec-filings/default.aspx.

Continuous Improvement Efforts to Mitigate Risks
The Company intends to continue to comply with the Rule on an annual basis and expand or narrow the scope based on relevant changes in the supply chain or procurement processes.

EWT is committed to building its conflict minerals program, engaging with suppliers through communications, training, due diligence, policy updates and continuous monitoring. The Company will continue to enhance product-level understanding, enabling a focus on practical efforts to identify and appropriately address actual risk presented by conflict minerals in the supply chain.

Forward-Looking Statements
This Conflict Minerals Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All of these forward-looking statements are based on the Company’s current expectations and assumptions. While the Company believes these expectations and assumptions are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. These and other important factors may cause the Company’s actual results to differ materially from any future results expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include among other things, the implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers on a timely basis or at all; whether smelters and refiners and other market participants responsibly source conflict minerals; internal and external resource restraints; changes in the Rule and other political and regulatory developments, whether in the Covered Countries, the United States or elsewhere; and other risks and uncertainties, including those listed under Part I, Item 1A. “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, as filed with the SEC on November 20, 2020, and in other filings we may make from time to time with the SEC. All statements other than statements of historical fact included in this Conflict Minerals Report are forward-looking statements including, but not limited to, the Company’s

Exhibit 1.01

expected future vendor due diligence and engagement efforts and development of related processes and expected refinements to its 3TG compliance program. Additionally, any forward-looking statements made in this Conflict Minerals Report speak only as of the date of this report. The Company undertakes no obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this report.